Exhibit 1

NXP Semiconductors Announces the

Initiation of a Quarterly Dividend Program

EINDHOVEN, The Netherlands, September 11, 2018 – NXP Semiconductors N.V. (NASDAQ: NXPI) today announced that its board of directors has approved the initiation of a dividend program under which the company will pay a regular quarterly cash dividend. The initial interim dividend for the fourth quarter of 2018 will be $ 0.25 per ordinary share. The interim dividend will be paid on October 5, 2018 to shareholders of record as of September 25, 2018.

“The decision by the board to initiate a dividend represents a meaningful milestone in our history and demonstrates confidence in our strong operating performance, significant free cash flow generation and positive long-term financial outlook,” said Richard Clemmer, NXP Chief Executive Officer.

“The initiation of the dividend represents a new phase in the growth of NXP as a world-class investment vehicle. The dividend reflects the confidence we have in NXP’s future cash flows, and over time we would expect it to represent 20 -25 percent of our cash flow from operations,” said Peter Kelly, NXP Chief Financial Officer.

“Additionally, we would like to update you on the progress of our previously announced $5 billion repurchase program. As of the close of the market Sept. 10, 2018, we have repurchased 39.9 million shares, for a total of approximately $3.76 billion. We expect that the $5 billion buyback will be complete before the end of 2018,” said Kelly.

Taxation – Cash Dividends

Cash dividends will be subject to the deduction of Dutch dividend withholding tax at the rate of 15 percent, which may be reduced in certain circumstances. Non-Dutch resident shareholders, depending on their circumstances, may be entitled to a full or partial refund of Dutch dividend withholding tax. If you are uncertain as to the tax treatment of any dividends, consult your tax advisor.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) enables secure connections and infrastructure for a smarter world, advancing solutions that make lives easier, better, and safer. As the world leader in secure connectivity solutions for embedded applications, NXP is driving innovation in the secure connected vehicle, end-to-end security & privacy, and smart connected solutions markets. Built on more than 60 years of combined experience and expertise, the company has over 30,000 employees in more than 30 countries and posted revenue of $9.26 billion in 2017. Find out more at www.nxp.com

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after NXP distributes this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in NXP’s SEC filings. Copies of NXP’s SEC filings are available on NXP’s Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Jacey Zuniga
jeff.palmer@nxp.com	jacey.zuniga@nxp.com
+1 408 518 5411	+1 512 895 7398

2